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Re:          Unilever N.V.
Unilever PLC
Form 20-F for the fiscal year ended December 31, 2004
Filed March 24, 2005
File No. 1-04547
File No. 1-04546

January 4, 2006

Dear Ms. Buskirk:

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the “Comment Letter”) dated December 21, 2005, with respect to Unilever PLC’s and Unilever N.V.’s (collectively, “Unilever”) Form 20-F for the fiscal year ended December 31, 2004.

This letter is to confirm our conversation on December 27, 2005, in which it was agreed that Unilever will have until the end of the week beginning January 30, 2006, to submit its response to the Comment Letter.

Kind regards.

                        Very truly yours,

                        Mark I. Greene

Ms. Shannon Buskirk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010